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                                   EXHIBIT 28





            Robert J. Fitzsimmons                          Embargo until
            602/207-5759                                   8:00 a.m. (E.D.T)
                                                           10/18/94


                           GFC FINANCIAL CORPORATION

                    REPORTS SIGNIFICANT INCREASE IN EARNINGS

                             FOR THE THIRD QUARTER



PHOENIX, Arizona, October 18, 1994 -- GFC Financial Corporation (NYSE:GFC) today reported strong results for the third quarter ended September 30, 1994 resulting from the addition of an acquisition for a full quarter, quality portfolio growth and sustained net interest margins.
         Net income was $22.3 million ($0.78 per common share) for the third quarter of 1994 compared to $6.8 million ($0.32 per common share) for the third quarter of 1993, a 228% increase in income from continuing operations and a 144% increase in earnings per share on a significantly increased number of shares for the 1994 period. The results for the third quarter of 1994 include income for a full quarter from TriCon Capital ("TriCon") acquired on April 30, 1994. Net income for the third quarter of 1993 included a $4.9 million ($0.24 per common share) adjustment for tax rate increases applicable to deferred income taxes generated by the Company's leveraged lease portfolio. Excluding this adjustment, net income for the third quarter of 1993 was $11.6 million
($0.56 per common share).   The improvement in net income and earnings per
share over the third quarter of 1993, before including the adjustment for deferred income taxes, was 92% and 39%, respectively.





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
         Sam Eichenfield, President, Chairman and Chief Executive Officer of GFC, indicated that he was pleased with the strong performance for the third quarter of 1994, which is the first full quarter with both Ambassador Factors ("Ambassador), the factoring and asset based lending company acquired in February 1994, and TriCon. Eichenfield stated that "along with GFC's core operations, the addition of Ambassador and TriCon has formed a solid foundation for the Company's continued growth." He added that new business volume continues strong, exceeding $1.1 billion for the nine months of 1994 and portfolio quality continues to improve.

         Nonearning assets as a percent of funds employed was 3.5% at September 30, 1994, an improvement from 3.7% at the end of the second quarter of 1994, and as measured as a percent of funds employed and securitizations declined further to 3.3% at September 30, 1994.

         Interest margins earned continue to hold at 6.0% of average earning assets. This measurement compares to 5.5% for the 1993 period and reflects the contributions of the acquisitions made in 1994 as well as the continuing strong returns of the core financial operations. The interest margins more than offset the higher provisions for possible credit losses and the higher selling, administrative and other operating expenses ("operating expenses").

         The higher loss provisions are attributable to the operations of the businesses acquired in 1994 and are consistent with the dynamics and expected loss experience of those businesses.

         The higher operating expenses are primarily attributable to the acquisitions of TriCon and Ambassador in 1994. The running rate of these expenses (measured as a percent of interest margins earned) was 46.6% (for the combined entities) in 1994 an increase from 46.1% for GFC (which excluded TriCon and Ambassador) in 1993, but an improvement over 47.2% for the second quarter of 1994.

         Earnings also benefited from strong portfolio growth. New business volume was up by 90% to $1.1 billion for the first nine months of 1994, from $591 million for the 1993 period.

         Income taxes were higher in the third quarter of 1994 due to an increase in income before income taxes and to a higher tax rate in effect during the third quarter of 1994 (primarily attributable to foreign income taxes provided).





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         GFC Financial Corporation, with assets of $5.4 billion, is a
Phoenix-based major domestic commercial finance company providing secured lending to middle-market companies, making loans from $500,000 to $35 million. GFC also offers financing programs to manufacturers, distributors, vendors and franchisors to facilitate the sale of their products to end-users.



                                      ####





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

                                                  GFC FINANCIAL CORPORATION
                                                AND CONSOLIDATED SUBSIDIARIES
                                               SUMMARY OF CONSOLIDATED INCOME
                                                         (UNAUDITED)
                                        (Dollars in Thousands, except per share data)


                                                 Quarter Ended                               Nine Months Ended
                                                 September 30,                                 September 30,
                                    --------------------------------------      ---------------------------------------
                                          1994                  1993                   1994                   1993
                                    --------------      ------------------      ----------------        ---------------
Interest earned from
 financing transactions             $  147,649             $   64,944            $  343,501              $  188,406

Interest expense                        65,881                 30,788               152,662                  92,779
Operating lease depreciation            11,345                  1,494                21,626                   4,338
                                    ----------             ----------            ----------              ----------
Interest margins earned                 70,423                 32,662               169,213                  91,289
Provision for possible
 credit losses                           2,215                    178                10,353                   3,706
Gains on securitizations
 and sale of assets                      1,169                                        5,672                   2,240
Selling, administrative and
 other operating expenses               32,253                 14,211                78,870                  42,044
                                    ----------             ----------            ----------              ----------

Income before income taxes              37,124                 18,273                85,662                  47,779
Income taxes (1)                        14,867                 11,523                34,711                  22,161
                                    ----------             ----------            ----------              ----------
Income from continuing
 operations                             22,257                  6,750                50,951                  25,618
Income from discontinued
 operations                                                                                                   4,208
                                    ----------             ----------            ----------              ----------
Net Income                          $   22,257             $    6,750            $   50,951              $   29,826
                                    ==========             ==========            ==========              ==========


Earnings per common
 and equivalent share:
 Income from continuing
 operations                         $     0.78             $     0.33            $     2.10              $     1.26
 Preferred dividends                                             0.01                                          0.07
                                    ----------             ----------            ----------              ----------
Income from continuing
 operations after preferred
 dividends                                0.78                   0.32                  2.10                    1.19
Income from discontinued
 operations                                                                                                    0.21
                                    ----------             ----------            ----------              ----------

Earnings per common
 and equivalent share               $     0.78             $     0.32            $     2.10              $     1.40
                                    ==========             ==========            ==========              ==========
Dividends declared per
 common share                       $     0.18             $     0.18            $     0.54              $     0.50
                                    ==========             ==========            ==========              ==========
Average outstanding
 common and equivalent
 shares                             28,620,000             20,359,000            24,284,000              20,390,000
                                    ==========             ==========            ==========              ==========

(1) The results of operations for the quarter and nine months ended September 30, 1993 include a one time adjustment of $4,857,000 ($0.24 per common share) representing the effect of federal tax increases and state income taxes primarily applicable to deferred income taxes generated by the company's leveraged lease portfolio.





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

                                                     GFC FINANCIAL CORPORATION
                                    SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS (UNAUDITED)
                                                      (Dollars in Thousands)




                                                                    Nine Months Ended                  Year Ended or at
                                                                   or at September 30,                   December 31,
                                                              -----------------------------        ------------------------
                                                                 1994 (1)        1993 (4)                  1993 (4)
                                                              ------------     ------------        ------------------------
 FINANCIAL DATA:
  Average funds employed (AFE) and
   securitizations (2)                                       $4,289,404        $2,541,694          $       2,637,547
  Ending funds employed (EFE)                                 5,294,099         2,654,865                  2,846,571
  Securitizations (2)                                           307,459
  Average earning assets (3)                                  3,759,107         2,226,670                  2,321,359
  Nonearning assets                                             186,016           101,753                    102,607
  Reserve and accrued liabilities for
   possible credit losses (5)                                   130,727            66,339                     64,280
  Total debt                                                  4,165,016         1,939,504                  2,082,350
  Stockholders' equity                                          771,643           498,732                    503,300
  New business                                                1,120,927           591,215                  1,007,794
  Factoring volume                                              594,132
  Write-offs:
     Quarter                                                      7,098             1,665
     Year-to-date                                                19,009             8,337                     12,575

 RATIOS:
 Write-offs (annualized) as a % of AFE
  and securitizations                                              0.6%              0.4%                       0.5%
 Nonearning assets as a % of EFE and
  securitizations (2)                                              3.3%              3.8%                       3.6%
 Reserve and accrued liabilities for possible
  credit losses as a % of:
   Ending funds employed and securitizations
    (2) (5)                                                        2.3%              2.5%                       2.3%
   Nonearning assets                                              70.3%             65.2%                      62.6%
 Interest margins earned (annualized) as a %
  of average earning assets (3)                                    6.0%              5.5%                       5.4%
 Selling, administrative and other operating
  expenses as a % of interest margins earned                      46.6%             46.1%                      46.6%
 Total debt to equity                                               5.4               3.9                        4.1
- -----------

(1) Includes financial results from the acquisitions of Ambassador (February 14, 1994) and TriCon (April 30, 1994).
(2) Securitizations are assets sold under securitization agreements and managed by the Company.
(3) Average earning assets are net of average deferred taxes on leveraged leases and average nonaccruing assets for the periods presented.
(4)    The 1993 periods exclude TriCon and Ambassador.
(5) Loss reserves for securitized transactions total $15,496 and are classified as accrued liabilities in the balance sheet.





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